O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone: 360-332-3300
Christian I. Cu**	Facsimile: 360-332-2291
Conrad Y. Nest*	E-mail: cic@stockslaw.com

File #4321

April 20, 2006

VIA EDGAR &
FAX – 202-772-9204

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
CF / AD2
Washington, DC 20549-3561

Attention: Kathleen Kerrigan, Staff Accountant

Dear Sirs/Mesdames:

RE:	ORGANIC RECYCLING TECHNOLOGIES INC. (the “Company”)
	-	SEC File Number 000-30096
	-	Form 10-KSB for Fiscal Year Ended September 30, 2005
	-	Form 8-K Filed April 11, 2006

We write on behalf of the Company in response to your comment letter dated April 14, 2006 regarding the above referenced filings of the Company (the “Comment Letter”). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

1.

WE NOTE THAT YOU FILED A FORM 12b-25 ON DECEMBER 29, 2005 RELATING TO YOUR FORM 10-KSB FOR THE YEAR ENDED SEPTEMBER 30, 2005. IN THIS FILING, YOU INDICATED THAT YOU EXPECTED TO FILE THE FORM 10-KSB, COMPLETE WITH AUDITED FINANCIAL STATEMENT, WITHIN THE 15 DAY EXTENSION PERIOD. PLEASE TELL US WHEN YOU EXPECT TO FILE THE FORM 10-KSB AND WHEN YOUR NEW AUDITORS ANTICIPATE THAT THEY WILL BE IN A POSITION TO ISSUE AN AUDITOR’S REPORT ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2005.

In response to this comment, the Company has informed us that it expects to be able to file its Form 10-KSB for the year ended September 30, 2005 on or around May 30, 2006, and that its new auditors anticipate being able to issue an auditors report on the financial statements for the year ended September 30, 2005 on or around that date.

Item 4.01 8-K filed on April 11, 2006

2.

WE NOTE THAT YOU FILED THE FORM 8-K ON APRIL 11, 2006, RATHER THAN WITHIN THE PRESCRIBED 4 DAY PERIOD AFTER YOUR AUDITORS RESIGNED ON MARCH 29, 2006. PLEASE TELL US WHY THIS REPORT WAS NOT FILED TIMELY.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Kathleen Kerrigan, Staff Accountant

The resignation of the Company’s former auditors was dated March 29, 2006; however, the Company did not receive a copy of the written resignation until April 4, 2006. The Company proceeded to prepare the Form 8-K with the intent of filing the report within 4 business days of receiving the written resignation (i.e. by April 10, 2006). In order to avoid having to file an amendment to the Form 8-K, the Company forwarded a copy of the report to its former auditors prior to filing so that it could file the letter required by Item 304(a)(3) of Regulation SB with the Form 8-K. The Company received the letter of its former auditors on April 10, 2006; however, by the time the letter was received, the Company was unable to file the Form 8-K before the 5:30 PM EST cut off time. As a result, the official date the Company’s Form 8-K was filed is April 11, 2006.

3.

WE NOTE THAT ON APRIL 5, 2006, YOU ENGAGED HAWKINS ACCOUNTING AS YOUR PRINCIPAL INDEPENDENT ACCOUNTANTS. PLEASE AMEND YOUR FORM 8-K TO INDICATE WHETHER YOU HAVE HAD ANY CONSULTATIONS WITH YOUR NEW ACCOUNTANTS UP THROUGH THE DATE OF ENGAGEMENT IN ACCORDANCE WITH ITEM 304 OF REGULATION S-B.

In response to this comment, the Company and Hawkins Accounting have informed us that, prior to the engagement of the new accountants, the Company did not consult Hawkins Accounting regarding the application of accounting principles to any specific completed or contemplated transactions, or on the type of audit opinions that Hawkins Accounting would render on the Company’s financial statements.

We have enclosed a statement of acknowledgement from the Company as requested in the Comment Letter. If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

Enclosure

cc:	Organic Recycling Technologies Inc. Attn: Mr. Dean Branconnier, Treasurer